AEGIS ENERGY ADVISORS CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48271

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/19__ AND ENDING __12/31/19__

                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Aegis Energy Advisors Corp.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

708 Third Avenue, 6th Floor

(No. and Street)

New York   **NY**   **10017**

  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Garfield L. Miller III   212.245.2552

                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC

(Name – *if individual, state last, first, middle name*)

517 Route One   **Iselin**   **NJ**   **08830**

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Garfield L. Miller III _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Aegis Energy Advisors Corp. _____ , as

of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



_____
Signature

President
_____
Title

C. FREDERICK ROGGE, III
Notary Public, State of New York
No. 02RO4972716
Qualified in New York County
Commission Expires 11/14/2022

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

AEGIS ENERGY ADVISORS CORP.

DECEMBER 31, 2019

TABLE OF CONTENTS

Independent Auditors' Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Aegis Energy Advisors Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Aegis Energy Advisors Corp.** (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 28, 2020

AEGIS ENERGY ADVISORS CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	43,269
Advisory fee receivable		100,000
Security deposit		14,470
Prepaid expenses		2,584
Total assets	$	160,323

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accrued expenses and other liabilities	$	54,506
Bank loans payable		114,240
Total liabilities		168,746

Commitments and contingencies

Stockholder's equity

Common stock, $1 par value, 510 shares authorized, issued and outstanding		510
Additional paid in capital		3,026,351
Accumulated deficit		(3,035,284)
Total stockholder's equity		(8,423)
Total liabilities and stockholder's equity	$	160,323

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Aegis Energy Advisors Corp. (the "Company"), incorporated in 1996 under the laws of Delaware, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides strategic and advisory services to clients in the global energy industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The Company keeps its books and prepares its financial statement on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue recognition
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Advisory fees
The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled.

Cash and cash equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income taxes
No provision for federal income taxes has been made, as the Company is an S Corporation and, as such, is not liable for federal income tax payments. The Company is subject to state income taxes at reduced rates as well as local income taxes. The Company prepares its tax returns on the cash basis of accounting. Such difference in accounting methods for financial accounting and income tax reporting give rise to deferred income taxes as discussed below.

The Company uses an asset and liability approach for financial accounting and reporting of deferred income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Employee lease costs
The Company has an agreement with an unaffiliated third party whereby such party acts as the employer for the purpose of payroll and benefits, and bills the Company for such employee compensation and benefit amounts. This agreement is cancelable upon thirty days prior written notice and the costs associated with this arrangement are recorded as incurred.

Uncertain tax positions
The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes." As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2016 are no longer subject to examination by tax authorities.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. COMMITMENT AND CONTINGENCIES

The Company has a lease agreement for office space plus expenses for office administration, phone and maintenance. The lease agreement is on a month-to-month basis. Rent expense for the year ended December 31, 2019 was $82,158.

4. LINE OF CREDIT

The Company has two revolving lines of credit with a financial institution, a $25,000 overdraft facility and a $110,000 business line of credit. Advances on the credit lines are re-payable on demand. The overdraft facility carries a fixed interest rate of 12.75%. The business line of credit carries an interest rate of 1.75% over the bank's prime rate, making an effective rate of 6.5% at December 31, 2019. As of December 31, 2019 the company has used $21,858 of the overdraft facility and taken advances against the line of credit in the amount of $92,382. The bank has a first lien position on all company assets to collateralize the line of credit.

5. INCOME TAXES

At December 31, 2019, the Company has available a net operating loss carry-forward of approximately $2,600,000 related to state and local income taxes expiring in fifteen years. The Company has recorded a deferred tax asset of approximately $208,000 on this carry-forward.

A valuation allowance is recognized against deferred tax assets if it is more likely than not that they will not be realized in future years. Accordingly, a valuation allowance of $208,000 has been recorded against the deferred tax asset, which valuation allowance increased by that amount during 2019. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income. Due to the difficulty in assessing the level of future taxable gains against which the deferred tax assets could be utilized, a valuation allowance for the full amount of the deferred tax asset has been recorded.

6. CONCENTRATION OF CREDIT RISK

The Company maintains all of its cash in financial institutions, which cash balances at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

For the year ended December 31, 2019, four customers accounted for substantially all of the Company's fee revenues.

7. EMPLOYEE RETIREMENT PLAN

The Company maintains a defined contribution retirement plan for its eligible employees (the 401(k) Plan). Employees are eligible to participate in the 401(k) Plan six months after their original date of service. Eligible employees are automatically enrolled in the 401(k) Plan at a 1% deferral rate, unless the employee elects otherwise. The Company makes contributions to the 401(k) Plan each payroll period, based upon a matching formula applied to employee deferrals (the Company match). Plan participants are eligible to receive the Company match after completing six months of continuous service. The Company match varies based on how much the employee elects to defer up to a maximum of 4.25% of eligible compensation. The Company match is invested identically to employee contributions and vests immediately in the participant accounts. The Company match amounted to $10,500 for the year ended December 31, 2019.

The Company maintains a Benefit Restoration Plan to supplement benefits provided under the 401(k) Plan to plan participants whose benefits are restricted as a result of certain provisions of the Internal Revenue Code of 1986. This plan provides for employee salary deferrals and employer contributions in the form of a company match.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2019, the Company had net capital, as defined, of (125,477), which failed to exceed the required minimum net capital of $11,250 by $136,727. Aggregate indebtedness at December 31, 2019 totaled $168,746. The Company's percentage of aggregate indebtedness to net capital was -134.48%.

9. GOING CONCERN

As an SEC-registered and FINRA member broker-dealer, the Company must maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule. The Company had a net loss of $402,762 for the year ended December 31, 2019, and as a result the member of the Company made capital contributions of $467,000 to fund expenses. It is the intention of the member to continue to operate the Company for the twelve-month period from the date that these financial statements are issued and provide additional capital or funding as may, from time to time, be required in order to satisfy the Company's regulatory and/or business requirements.

10. SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2019, the Company continued to remain under the minimum net capital requirement of $5,000, as defined by the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act. The Company is trying to cure the situation by generating new business and believes it will be successful in doing so in the near future.

Management has reviewed and evaluated all other potential impacts through the date the financial statements are available to be issued, and determined there are no other material events that would require disclosure in the Company's financial statements.